

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 17, 2017

John X. Adiletta
Chief Executive Officer
EMR Technology Solutions, Inc.
90 Washington Valley Road,
Bedminster, NJ 07921

> **Re:** **EMR Technology Solutions, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed November 14, 2016**
> **File No. 000-55715**

Dear Mr. Adiletta:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services